

August 5, 2013

<u>Via E-mail</u>
Mr. Avi Katz
President, General Counsel & Secretary
Loral Space & Communications Inc.
600 Third Avenue
New York, New York 10016

     Re: Loral Space & Communications Inc.
            Form 10-K for the Fiscal Year Ended December 31, 2012
            File No. 001-14180
            Filed March 1, 2013

Dear Mr. Katz:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                         Sincerely,

                         /s/ Terry French for

                         Larry Spirgel
                         Assistant Director